Exhibit 99.1

Legend Biotech Names Current Chief Financial Officer, Ying Huang, as Interim CEO

September 21, 2020 – SOMERSET, N.J. – Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global, clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today announced that its Board of Directors has appointed Dr. Ying Huang as interim Chief Executive Officer, effective immediately. Dr. Huang will continue to hold his position of Chief Financial Officer. Dr. Zhang remains Chairman of the Board of Directors of Legend Biotech.

On September 17, 2020, Legend Biotech learned that the Customs Anti-Smuggling Department (the “Authority”) of the People’s Republic of China (“PRC”) inspected places of business in Nanjing and Zhenjiang, China, of GenScript Biotech Corporation (“GenScript”), Legend Biotech’s parent majority shareholder, and certain of its subsidiaries, including Legend Biotech’s location in Nanjing. The inspections are in connection with what Legend Biotech understands to be an investigation relating to suspected violations of import and export regulations under the laws of the PRC. In addition to the inspections, the Authority also questioned certain Legend Biotech employees who were previously employed by GenScript. In connection with the investigation, Chief Executive Officer and Chairman of Legend Biotech and non-executive Chairman and former Chief Executive Officer of GenScript, Dr. Fangliang Zhang, is presently under residential surveillance by PRC law enforcement. Legend Biotech has furnished a report on Form 6-K with the U.S. Securities and Exchange Commission, which includes additional information about these events.

As a result of this situation, the Board of Directors has appointed Dr. Huang to serve as interim CEO, effective immediately. The Authority has not provided any documents indicating that the questioning or residential surveillance of Dr. Zhang relates to his role as an officer or director of Legend Biotech, nor have charges been filed against any entity or individual at this time. Importantly, Legend Biotech has not experienced any operational disruptions as a result of the investigation and remains focused on conducting its business in the normal course.

“Dr. Huang’s expertise and leadership, with the support of Legend Biotech’s Board of Directors and experienced management team, enable him to continue the important work underway to advance the development of our lead product candidate, ciltacabtagene autoleucel (cilta-cel), as well as our other pipeline programs, until such time when Dr. Zhang is able to resume his duties,” said member of the Board of Directors and Audit Committee Chair, Philip Yau.

“As we await clarity from the Authority, Legend Biotech remains focused on our path forward with upcoming regulatory and data milestones for cilta-cel and IND application for LB1901 being assessed in T-cell lymphoma, in addition to our internal pipeline. I am committed to ensuring that our company remains focused during this important time,” said Dr. Huang.

Since joining the company in July 2019, Dr. Huang played a central role during the company’s crossover round financing and IPO, which was among the largest biotech IPOs of 2020. In addition to having responsibility for Legend Biotech’s financial function, he is a core member of the Legend team that manages the company’s collaborative efforts. Dr. Huang brings more than nine years of experience in research and development at major pharma and 12 years of experience as a biotechnology analyst on Wall Street, where he was recognized by the Institutional Investor survey as a top-ranked biotechnology analyst. Prior to joining Legend Biotech, Dr. Huang was Managing Director and Head of Biotech Equity Research at Bank of America Merrill Lynch and, prior to that, held posts at Wachovia, Credit Suisse, Gleacher and Barclays.

Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research, where he focused on small molecule drug discovery in the therapeutic areas of cardiovascular and the central nervous system. He is a co-author of multiple patents and peer reviewed publications. Dr. Huang received his Ph.D. in Bio-organic Chemistry from Columbia University. He also studied in the Special Class for the Gifted Young at the University of Science and Technology of China and Columbia Business School.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 700 employees across the United States, China, and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need. We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Learn more at www.legendbiotech.com

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the development and advancement of Legend’s program pipeline and the potential contribution of Dr. Huang as interim Chief Executive Officer, as well as the Authority’s investigation, the restrictions to which Dr. Zhang is subject, and the resulting impact on Legend. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media and Investor Relations:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech jessie.yeung@legendbiotech.com or investor@legendbiotech.com or media@legendbiotech.com